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[redacted]

November 20, 2008

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, translations or summaries are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda / ms

Masahisa Ikeda

Enclosure
MI/KM/ms

dly 11/21

TKDOCS01/44233.4

Exhibit A

Documents for which English versions are readily available

No.		Date released
	Document Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:	
1.	"Olympus Corporation Revises Forecast for the First-half Fiscal Year ended September 30, 2008" (Exhibit A-1)	October 31, 2008
2.	Consolidated Financial Results for the Six Months of the Fiscal Year Ending March 31, 2009, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (full translation) (Exhibit A-2)	November 6, 2008
3.	Financial Results for the Second Quarter ended September 30, 2008, as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange (summary translation) (Exhibit A-3)	November 6, 2008
	Press Releases:	
1.	Press release entitled "Global Warming Witness - Mitsuaki Iwago Special Part 3: Shiretoko, Japan 'Our Earth's true nature' due for general launch October 24" (Exhibit A-4)	September 19, 2008
2.	Press release entitled "OLYMPUS launches the new scope unit, IPLEX FX Internal Working Channel Scope IV8635X1. This scope unit featuring object retrieval tools is a new addition to the IPLEX FX industrial videoscope series. - The IV8000-2, an enhanced version of the base unit, also goes on sale" (Exhibit A-5)	October 20, 2008
3.	Press release entitled "Four Thirds System Standard Interchangeable Lens Featuring High-performance zoom lens with High-Speed Imager AF ZUIKO DIGITAL 14-54mm f2.8-3.5 II (28-108mm equivalent)" (Exhibit A-6)	November 5, 2008
4.	Press release entitled "Olympus introduces new E-30 interchangeable lens type digital SLR: Four Thirds System compliant intermediate-level model with Art Filter function for creative photographic expression" (Exhibit A-7)	November 5, 2008

Exhibit A-1

RECEIVED
2008 NOV 21 A 10: 2

October 31, 2008

Olympus Corporation Revises Forecast for the First-half Fiscal Year ended September 30, 2008

Olympus Corporation has revised forecast as stated below:

Consolidated forecast for the first-half fiscal year ended September 30, 2008 (April 1, 2008 - September 30, 2008)

(Millions of Yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net income per share
Previous Forecast as of August 2008(A)	529,000	37,000	27,000	16,000	59.86 yen
Revised Forecast as of October 31 ,2008(B)	535,000	32,000	19,600	3,600	13.47 yen
Differences(B-A)	6,000	-5,000	-7,400	-12,400	-
Differences (%)	1.1	-13.5	-27.4	-77.5	-
Sept.30,2007(Results)	550,366	60,223	50,098	31,888	117.98 yen

Net sales are estimated to exceed the previous forecast due to the sales growth of endotherapy products and surgical devices in the Medical Systems Business, although market condition in the Imaging Business has been weakening and the Information & Communication Business was affected by declining revenue due to lower replacement demand for new cellular phone and the slowdown in consumer spending.

Operating income, ordinary income and net income are expected to short the previous forecast mainly due to the exchange losses, the additional costs related to Gyrus integration and the loss on valuation of the affiliates stocks.

Consolidated forecast for the fiscal year ending March 31, 2009 (April 1, 2008 – March 31, 2009) will be announced in the Second Quarter financial reporting on November 6, 2008.

These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of Olympus Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors.

Exhibit A-2

Consolidated Financial Results for the Six Months of the Fiscal Year Ending March 31, 2009

November 6, 2008

Company Name: Olympus Corporation
Code Number: 7733
(URL: http://www.olympus.co.jp/)
Stock Exchange Listing: First Section of Tokyo Stock Exchange, First Section of Osaka Securities Exchange
Representative: Tsuyoshi Kikukawa, President and Representative Director
Contact: Hironobu Kawamata, General Manager, Accounting Division
Phone: 03-3340-2111
Scheduled date to submit the Quarterly Report: November 14, 2008
Scheduled date to commence dividend payments: December 5, 2008

(Figures are rounded off to the nearest million yen)

1. Consolidated Financial Results for the Six Months of the Fiscal Year Ending March 31, 2009 (From April 1, 2008 to September 30, 2008)

(1) Consolidated Results of Operations (cumulative) (% indicate changes from the same period of the previous fiscal year)

	Net sales		Operating income		Ordinary income		Net income	
Six months ended	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%
September 30, 2008	535,790	–	32,099	–	19,598	–	3,603	–
September 30, 2007	550,366	13.6	60,223	42.9	50,098	58.9	31,888	69.7

	Net income per share	Fully diluted net income per share
Six months ended	(¥)	(¥)
September 30, 2008	13.43	13.43
September 30, 2007	117.98	-

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	(¥ million)	(¥ million)	%	(¥)
September 30, 2008	1,307,634	343,910	25.5	1,248.98
March 31, 2008	1,358,349	367,876	26.2	1,318.65

Note: Equity as of September 30, 2008: ¥ 333,761 million March 31, 2008: ¥ 356,351 million

2. Dividends

	Cash dividends per share				
(Record date)	First quarter	Second quarter	Third quarter	Year-end	Annual
	(¥)	(¥)	(¥)	(¥)	(¥)
Fiscal year ended March 31, 2008	–	20.00	–	20.00	40.00
Fiscal year ending March 31, 2009	–	20.00	——	——	——
Fiscal year ending March 31, 2009 (Forecast)	——	——	-	20.00	40.00

Note: Revisions of the forecast in the current quarter: None

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2009 (From April 1, 2008 to March 31, 2009)

(% indicate changes from the previous fiscal year)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥ million)	%	(¥)
Full year	1,055,000	(6.5)	73,000	(35.2)	56,000	(39.8)	19,000	(67.2)	71.10

* Note: Revisions of the forecast in the current quarter: Yes

4. Others

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in the changes in scope of consolidation): No

(2) Application of simplified accounting and special accounting for preparing the quarterly consolidated financial statements: Yes

[Note: Fore more details, please refer to the section of "4. Others" of "[Qualitative Information and Financial Statements]" on page 6.]

(3) Changes in accounting policies, procedures, and methods of presentation for preparing the quarterly consolidated financial statements (changes described in the section of "Changes in significant matters forming the basis of preparing the quarterly consolidated financial statements")

1) Changes due to revisions to accounting standards and other regulations: Yes

2) Changes due to other reasons: Yes

[Note: Fore more details, please refer to the section of "4. Others" of "[Qualitative Information and Financial Statements]" on page 6.]

(4) Number of issued shares (common stock)

1) Total number of issued shares at the end of the period (including treasury stock)

As of September 30, 2008	271,283,608 shares
As of March 31, 2008	271,283,608 shares

2) Number of treasury shares at the end of the period

As of September 30, 2008	4,055,714 shares
As of March 31, 2008	1,044,440 shares

3) Average number of shares during the period (cumulative from the beginning of the fiscal year)

Six months ended September 30, 2008	268,242,751 shares
Six months ended September 30, 2007	270,293,327 shares

* Proper use of the forecast of financial results, and other special matters

1. The forecast of consolidated financial results which was announced on August 1, 2008, is revised in these materials.
2. The forward-looking statements, including forecast of financial results, contained in these materials are based on information currently available to the Company and on certain assumptions deemed to be reasonable. Actual business and other results may differ substantially due to various factors. Please refer to the section of "3. Qualitative Information Regarding Forecast of Consolidated Financial Results" of "[Qualitative Information and Financial Statements]" on page 6 for the suppositions that form the assumptions for the forecast and cautions concerning the use thereof, as well as the specific figures of the forecast revision pertaining to 1. above.
3. Commencing with the current fiscal year, the quarterly consolidated financial statements conform to the "Accounting Standard for Quarterly Financial Reporting" (ASBJ [Accounting Standards Board of Japan] Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14). They are also prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

[Qualitative Information and Financial Statements]

1. Qualitative Information Regarding Consolidated Results of Operations

Because quarterly accounting standards are applied from the current fiscal year, the following includes, as a reference, the percentage change in comparison with the same period of the previous fiscal year (monetary amounts recorded in the same period of the previous fiscal year).

The Japanese economy for the six months of the current fiscal year entered a receding trend due to galloping crude oil prices and lackluster exports coupled with constrained business investment. Across the globe, a slowdown of the European and U.S. economies occurred in the wake of uncertainty towards the financial crisis and galloping raw material prices while emerging economies also experienced uncertainty.

In this business environment, the Olympus Group succeeded in strengthening its effective strategies, and the organizational power that makes them a reality, based on our "'06 Corporate Strategic Plan" formulated in 2006 as the mid-term business plan for fortifying our sales framework at a global level in the surgical field of its Medical Systems Business in an effort to leverage the synergy generated with Gyrus, a British medical treatment equipment company subsidiarized in February of this year.

The Olympus Group's consolidated net sales for the six months, compared to the same period of the previous fiscal year, was down ¥14,576 million to ¥535,790 million (a decrease of 2.6%). This figure was attributable to a fall in revenue in both its Imaging Systems Business and its Information & Communication Business as a result of a downturn in the global economy as well as foreign exchange effects despite favorable performance in our Medical Systems Business. The consolidated operating income figure was ¥32,099 million (down 46.7%) because of an increase in depreciation and other expenses incurred following the business integration of Gyrus as well as with respect to other consolidated subsidiaries. The consolidated ordinary income figure was ¥19,598 million (down 60.9%), due to worsening non-operating income and expenses caused by an increase in foreign currency exchange loss, and the net income for the period was ¥3,603 million (down 88.7%), a figure attributable to the recording of an extraordinary loss of ¥2,777 million, income taxes of ¥14,518 million, among others.

Research and development (R&D) expenses for the six months amounted to ¥34,798 million.

With respect to foreign currency exchange rates, compared to the same period of the previous fiscal year, rates against the euro remained roughly the same, however, the yen greatly appreciated against the U.S. dollar with average rates during the period at ¥106.11 per dollar and ¥162.68 per euro. These rates attributed to a ¥22,300 million decrease in net sales compared to the same period of the previous fiscal year.

The interim cash dividend was ¥20 per share, a figure unchanged from the same period of the previous fiscal year.

Imaging Systems Business

Consolidated net sales in the Imaging Systems Business for the six months was ¥140,287 million (a 14.0% decrease over the same period of the previous fiscal year), while operating income reached ¥11,769 million (down 45.4%).

In the digital camera field, performance was favorable thanks to the release of the new single-lens digital reflex camera brand "E-420", now even more compact and lightweight, in addition to the thin, light, single-focus pancake lens "ZUIKO DIGITAL 25mm F2.8", which applied the Four Thirds System. In the area of compact cameras, sales were robust both domestically and overseas for the "μ [mju:]" Series, with its thin and stylish body and 7x optical zoom lens, as well as for the "μ SW" Series, a tough camera that is water, dust and shock resistant. However, overall, the digital camera field suffered a loss of revenue overall due to a slowdown in the global economy.

In the voice recorders field, revenue is on a downward trend overall due to intensified competition abroad even

though, in Japan, sales increased for the high sound quality uncompressed digital recording compatible linear PCM recorder as well as the "Voice-Trek V" Series, with its popular separate-typed design which can be directly connected to a personal computer.

Operating income decreased due to a downturn in unit prices following worsening global market conditions for digital cameras.

Medical Systems Business

Consolidated net sales in the Medical Systems Business for the six months amounted to ¥206,450 million (a 22.7% increase over the same period of the previous fiscal year), while operating income amounted to ¥38,757 million (down 21.7%).

In the gastrointestinal endoscope field, the "EVIS LUCERA SPECTRUM" endoscope system, which also enables observation using specialized light spectra, performed well in the domestic market. Overseas, the "EVIS EXERA II", our flagship high-resolution HDTV endoscope system, sold well mainly in Europe, Asia and Central and South America. However, overall, foreign exchange rates had a leveling off effect on sales.

In the fields of MIP such as surgical end Endo Therapy products, the number of units sold domestically increased for biliary tract and pancreas related products as well as stomach fistula catheters used for directly nourishing the stomach. Overseas, there was a dramatic increase in revenue thanks to the sales of Gyrus, a British medical treatment equipment company subsidiarized in February of this year, as well as sales to surgeons of our "EVIS EXERA II", a high-resolution HDTV endoscope system.

Operating income dropped as a result of an increase in depreciation costs due to the business integration with Gyrus and the stronger yen.

Life Sciences Business

Consolidated net sales in the Life Sciences Business for the six months was ¥61,594 million (a 2.0% decrease over the same period of the previous fiscal year), while operating income amounted to ¥1,756 million (down 37.9%).

In the micro-imaging (microscopes) field, sales expanded overseas for biological microscopes thanks to the favorable results of sales promotion efforts for our "FLUOVIEW" Series confocal laser scanning microscope and positive results for upright microscopes for research in Asia. Contrastingly, overall revenue in the micro-imaging field decreased due to lower sales of industrial microscopes as a result of constrained business investment following the global economic slowdown and the effects of a strong yen.

In the diagnostic systems field, domestic sales continued on a strong path. Overseas, sales were favorable in Europe and, in Asia, compact and midsize clinical chemistry analyzer sales grew contributing to an overall increase in revenue.

Operating income fell due to an increase in R&D related investments in new products.

Information & Communication Business

Consolidated net sales in the Information & Communication Business for the six months was ¥92,997 million (a 25.5% decrease over the same period of the previous fiscal year), while operating income was ¥3 million (down 99.5%).

Despite positive results in our automobile aftermarket business, net sales witnessed a decrease mainly due to lower demand for cellular phone terminals as a result of lower consumer spending caused by the economic downturn in addition to the prolongation of the handset renewal cycle following changes in the fee plans of

communications service providers involved in the cellular phone terminal sales effectuated by IT Telecom Inc., a player in the mobile field.

Operating income decreased following lower revenue even though aggressive efforts were made to control costs.

Others

Consolidated net sales in other business for the six months was ¥34,462 million (a 9.9% increase over the same period of the previous fiscal year) and the operating loss was ¥5,407 million (compared to the operating income of ¥782 million in the same period of the previous fiscal year).

In the non-destructive testing equipment field, robust sales in our highly functional ultrasound phased array testing devices and our "IPLEX FX" highly durable, highly functional, high definition industrial endoscopes contributed to an increase in revenue, in addition to positive results from the strengthening of our sales framework in Europe.

The information equipment field saw an increase in the sales volume of printers manufactured through a business collaboration with Riso Kagaku Corporation resulting in an increase in revenue.

In the biomedical materials field, revenue increased thanks to positive sales of the bone replacement material "OSferion" both domestically and in the U.S. as well as to that product's launch in Europe and China.

An operating loss was recorded due to the effects of goodwill amortization expenses relating to subsidiaries added to the scope consolidation in the previous period.

2. Qualitative Information Regarding Consolidated Financial Position

Total assets at the end of the second quarter of the current fiscal year were ¥1,307,634 million, down ¥50,715 million compared to the end of the previous fiscal year mainly due to the following decreases: ¥28,591 million in cash and time deposits, ¥11,720 million in intangible fixed assets, due to the amortization of goodwill, trademarks and other intellectual property and ¥9,768 million in investments and other assets.

Liabilities amounted to ¥963,724 million, down ¥26,749 million compared to the end of the previous fiscal year mainly due to decreases of ¥6,539 million in notes and accounts payable and of ¥26,686 million in accounts payable–other.

Net assets totaled ¥343,910 million, down ¥23,966 million compared to the end of the previous fiscal year mainly due to the acquisition of ¥9,998 million worth of treasury stock as a means of returning profits to shareholders in addition to a ¥11,882 million decrease in valuation and translation adjustments due to fluctuations in exchange rates and share prices.

As a result, equity ratio came to 25.5% from the 26.2% recorded at the end of the previous fiscal year.

Cash flow position

The following are the cash flows for the six months of the fiscal year ending March 31, 2009 and their causes.

"Cash flows from operating activities" increased by ¥30,242 million mainly due to ¥17,478 million in income before provision for income taxes and ¥23,496 million in depreciation. Contrastingly, decreasing factors mainly included ¥17,373 million in income taxes paid.

"Cash flows from investing activities" decreased by ¥17,865 million mainly due to purchase of property, plant, and equipment totaling ¥26,127 million as well as ¥38,956 million in acquisition of securities of subsidiaries. Contrastingly, increasing factors mainly included ¥38,184 million in withdrawal of time deposits, ¥17,254 million from the sales and redemption of investment securities.

"Cash flows from financing activities" decreased by ¥2,516 million mainly due to a ¥193,428 million net decrease in short-term borrowings and ¥10,183 million from the acquisition of treasury stock. Consequently, increasing factors mainly included ¥200,796 million in long-term borrowings.

As a result, the balance of cash and cash equivalents at the end of the second quarter reached ¥128,152 million, an increase of ¥8,310 million compared to that at the end of the previous fiscal year.

3. Qualitative Information Regarding Forecast of Consolidated Financial Results

Concerning the forecast for the year-end results, the Company revised its previously announced forecast as follows taking into consideration effects from the global economic slowdown in the wake of the financial crisis in Europe and the U.S. and the ensuing wane in consumer markets as well as the ever strengthening yen on the foreign exchange markets.

In addition, exchange rates in the third quarter and beyond are expected to be ¥100 per U.S. dollar and ¥130 per euro and the average exchange rates for the entire year, a precondition for the forecast, are expected to be ¥103 per U.S. dollar and ¥146 per euro.

Fiscal year ending March 31, 2009

	Net sales	Operating income	Ordinary income	Net income	Net income per share
	(¥ million)	(¥ million)	(¥ million)	(¥ million)	(¥)
Previous Forecast (A)	1,108,000	95,000	75,000	43,000	160.88
Revised Forecast (B)	1,055,000	73,000	56,000	19,000	71.10
Increase (Decrease) (B-A)	(53,000)	(22,000)	(19,000)	(24,000)	-
Increase (Decrease) Ratio (%)	(4.8)	(23.2)	(25.3)	(55.8)	-

4. Others

(1) Changes in significant subsidiaries during the period (changes in specified subsidiaries resulting in the changes in scope of consolidation)

No items to report

(2) Application of simplified accounting and special accounting for preparing the quarterly consolidated financial statements

1) Calculation of taxes

Taxes are calculated first by reasonably estimating the effective tax rates after applying tax effect accounting against income before provision for income taxes for the fiscal year including the quarter under review, and next by multiplying the quarterly income before provision for income taxes by such estimated effective tax rates.

2) Valuation method of inventories

Concerning the write-down of the book value of inventories, only for those items whose drop in profitability became apparent, an estimate of net sale value is made and book values are written down.

3) Calculation method of depreciation of fixed assets

Depreciation expenses for assets that are depreciated using the declining-balance method are calculated by proportionally dividing the annual depreciation expenses.

(3) Changes in accounting policies, procedures, and methods of presentation for preparing the quarterly consolidated financial statements

1) Application of accounting standards concerning quarterly financial statements

Commencing with the current fiscal year, the quarterly consolidated financial statements conform to the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12, March 14, 2007) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14, March 14, 2007). They are also prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

2) Application of accounting standards concerning the valuation of inventories

Before the change, inventories held for sale in the ordinary course of business was stated mainly using the lower of cost (first-in first-out) or market method. However, because the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) has been applied from the first quarter, inventories is mainly stated at the cost (first-in first-out) (for the value stated in the balance sheet, the book value is written down based on the decreased profitability). The impact of this change on gains or losses is immaterial.

3) Application of the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"

Commencing with the first quarter, the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (PITF Practical Solution No. 18, May 17, 2006) has been applied, and necessary amendments for quarterly consolidated financial statements are made. The impact of this change on gains or losses is immaterial.

4) Application of accounting standards concerning lease transactions

Before the change, the accounting treatment for finance lease transactions not involving the transfer of ownership followed the same method as for operating lease transactions. However, because the "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13; Business Accounting Council Committee No. 1, June 17, 1993; revised March 30, 2007) and the "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16; The Japanese Institute of Certified Public Accountants (JICPA) Accounting Standard Committee, January 18, 1994; revised March 30, 2007) can be applied starting from quarterly consolidated financial statements for fiscal years beginning on or after April 1, 2008, commencing with the first quarter, this accounting standard and guidance has been applied and the accounting treatment for such transactions follows the method for ordinary purchase and sales transactions. Meanwhile, depreciation of leased assets pertaining to finance lease transactions not involving the transfer of ownership is computed on a straight-line method over the lease period as useful life without residual value. The impact of this change on gains or losses is immaterial.

5. Consolidated Financial Statements

(1) Consolidated balance sheets

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008 (Summary)
ASSETS		
Current assets		
Cash and time deposits	129,690	158,281
Notes and accounts receivable	184,178	193,555
Marketable securities	205	3
Merchandise	8,063	10,928
Finished goods	58,189	54,301
Raw materials	18,836	18,989
Work in process	23,471	26,606
Others	82,169	83,751
Allowance for doubtful accounts	(3,955)	(3,109)
Total current assets	500,846	543,305
Fixed assets		
Property, plant and equipment		
Buildings and structures, net	59,326	61,305
Machinery and equipment, net	17,921	18,350
Tools, furniture and fixtures, net	47,259	42,692
Land	20,579	21,291
Lease assets, net	3,985	–
Construction in progress	14,198	6,398
Total property, plant and equipment	163,268	150,036
Intangible fixed assets		
Goodwill	297,166	299,800
Others	95,144	104,230
Total intangible fixed assets	392,310	404,030
Investments and other assets		
Investment securities	174,938	193,843
Others	76,709	67,550
Allowance for doubtful accounts	(437)	(415)
Total investments and other assets	251,210	260,978
Total fixed assets	806,788	815,044
Total assets	1,307,634	1,358,349

(Millions of yen)

	As of September 30, 2008	As of March 31, 2008 (Summary)
LIABILITIES		
Current liabilities		
Notes and accounts payable	77,063	83,602
Short-term borrowings	146,114	338,787
Current maturities of bonds	5,014	35,201
Income taxes payable	11,869	14,121
Warranty reserve	10,249	10,141
Other reserves	72	133
Others	143,465	180,469
Total current liabilities	393,846	662,454
Long-term liabilities		
Long-term bonds, less current maturities	150,300	105,397
Long-term borrowings, less current maturities	362,357	177,371
Severance and retirement allowance	12,334	10,317
Other reserves	113	574
Others	44,774	34,360
Total long-term liabilities	569,878	328,019
Total liabilities	963,724	990,473
NET ASSETS		
Shareholders' equity		
Common stock	48,332	48,332
Capital surplus	73,049	73,049
Retained earnings	237,292	237,817
Treasury stock, at cost	(12,817)	(2,634)
Total shareholders' equity	345,856	356,564
Valuation and translation adjustments		
Net unrealized holding gains on available-for-sale securities, net of taxes	5,158	6,320
Net unrealized gains(losses)on hedging derivatives, net of taxes	2,480	34
Foreign currency translation adjustment	(19,733)	(6,567)
Total valuation and translation adjustments	(12,095)	(213)
Minority interests in income	10,149	11,525
Total net assets	343,910	367,876
Total liabilities and net assets	1,307,634	1,358,349

(2) Consolidated statement of income

(Millions of yen)

	Six months ended September 30, 2008
Net sales	535,790
Costs of sales	272,623
Gross profit	263,167
Selling, general and administrative expenses	231,068
Operating income	32,099
Non-operating income	
Interest income	1,916
Dividends income	594
Others	1,898
Total non-operating income	4,408
Non-operating expenses	
Interest expenses	7,123
Foreign currency exchange loss	4,165
Others	5,621
Total non-operating expenses	16,909
Ordinary income	19,598
Extraordinary income	
Gain on sales of investment securities	657
Total extraordinary income	657
Extraordinary losses	
Impairment loss on fixed assets	511
Losses on valuation of investment securities	2,266
Total extraordinary losses	2,777
Income before provision for income taxes	17,478
Income taxes	14,518
Minority interests in losses of consolidated subsidiaries	(643)
Net income	3,603

(3) Consolidated statement of cash flows

(Millions of yen)

	Six months ended September 30, 2008
Cash flows from operating activities	
Income before provision for income taxes	17,478
Depreciation and amortization	23,496
Impairment loss on fixed assets	511
Amortization of goodwill	13,839
Increase (decrease) of severance and retirement allowance	2,197
Interest and dividend income	(2,510)
Interest expenses	7,123
Loss (gain) on valuation of investment securities	2,266
Decrease (increase) in accounts receivable	4,213
Decrease (increase) in inventories	(505)
Increase (decrease) in accounts payable	(5,767)
Increase (decrease) in other payable	(4,680)
Increase (decrease) in accrued expenses	(6,607)
Other operating activities	1,148
Subtotal	52,202
Interest and dividend received	2,560
Interest payments	(7,147)
Income taxes paid	(17,373)
Net cash provided by operating activities	30,242
Cash flows from investing activities	
Deposits in time deposits	(1,843)
Withdrawals from time deposits	38,184
Purchases of plant and equipment	(26,127)
Purchases of property	(3,257)
Purchases of investment securities	(2,856)
Sales of investment securities	17,254
Payments for acquisition of new consolidated subsidiaries	(128)
Net decrease from sales of investment in subsidiaries related to changes in scope of consolidation	(95)
Payments for additional acquisition of consolidated subsidiaries	(38,956)
Other	(41)
Net cash used in investing activities	(17,865)

(Millions of yen)

	Six months ended September 30, 2008
Cash flows from financing activities	
Increase (decrease) in short-term borrowings	(193,428)
Proceeds from long-term dept	200,796
Repayments of long-term dept	(8,620)
Proceeds from issuance of bonds	44,966
Redemption of bonds	(30,061)
Expenditure on acquisition of treasury stock	(10,183)
Dividends paid	(5,405)
Other	(581)
Net cash provided by financing activities	(2,516)
Effect of exchange rate changes on cash and cash equivalents	(1,545)
Net increase (decrease) in cash and cash equivalents	8,316
Cash and cash equivalents at beginning of year	119,842
Net decrease in cash and cash equivalents associated with exclusion from scope of consolidation	(6)
Cash and cash equivalents at end of year	128,152

Commencing with the current fiscal year, the quarterly consolidated financial statements conform to the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12, March 14, 2007) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14, March 14, 2007). They are also prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

(4) Notes on premise of going concern

No items to report

(5) Segment information

a. Segment information by type of business

Six months of the fiscal year ending March 31, 2009 (from April 1, 2008 to September 30, 2008)

(Millions of yen)

	Imaging Systems	Medical Systems	Life Sciences	Information & Communi-cation	Others	Total	Elimination or Unallocation	Consolidated
Net sales								
(1) Sales to outside customers	140,287	206,450	61,594	92,997	34,462	535,790	–	535,790
(2) Internal sales of transfer among segments	63	27	102	–	231	423	(423)	–
Total	140,350	206,477	61,696	92,997	34,693	536,213	(423)	535,790
Operating income (or operating loss)	11,769	38,757	1,756	3	(5,407)	46,878	(14,779)	32,099

Notes: 1. Method of segmentation of business

Businesses established based on product line are segmented taking into consideration similarities in sales markets.

2. The main products for each business

(1) Imaging Systems: Digital cameras, Voice recorders

(2) Medical Systems: Medical endoscopes, Surgical endoscopes, Endo Therapy products, Ultrasound endoscopes

(3) Life Sciences: Blood analyzer (clinical chemistry analyzer), Biological microscopes, Industrial microscopes

(4) Information & Communication: Sales of mobile terminals including mobile handsets, Development and sales of business package software, Mobile solution, Mobile content services, Sales of network infrastructure systems, Sales of semiconductor devices and electric equipment

(5) Others: Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, System development, etc.

b. Segment information by region

Six months of the fiscal year ending March 31, 2009 (from April 1, 2008 to September 30, 2008)

(Millions of yen)

	Japan	North America	Europe	Asia	Total	Elimination or Unallocation	Consolidated
Net sales							
(1) Sales to outside customers	200,649	144,236	147,733	43,172	535,790	–	535,790
(2) Internal sales or transfer among segments	155,879	4,749	10,558	48,660	219,846	(219,846)	–
Total	356,528	148,985	158,291	91,832	755,636	(219,846)	535,790
Operating income	28,200	4,013	9,317	5,468	46,998	(14,899)	32,099

Notes: 1. Countries and regions are segmented by geographical proximity.

2. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada, Mexico, and Brazil

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

c. Overseas sales

Six months of the fiscal year ending March 31, 2009 (from April 1, 2008 to September 30, 2008)

(Millions of yen)

	North America	Europe	Asia	Others	Total
I. Overseas sales	132,294	147,959	66,275	13,763	360,291
II. Consolidated sales					535,790
III. Percentage of overseas sales in consolidated sales (%)	24.7	27.5	12.4	2.6	67.2

Notes: 1. Overseas sales refer to the sales of the Company and its consolidated subsidiaries in countries or regions other than Japan.

2. Regions are segmented by geographical proximity.

3. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

(4) Others: Central and South America, Africa, etc.

(6) Notes on significant changes in the amount of shareholders' equity

The Company effectuated an acquisition of treasury stock in accordance with the provisions of Article 156 of the Company Law applied by replacing Article 165, Paragraph 3 of said Law. As a result of this acquisition, treasury stock increased ¥9,998 million (2,958,000 shares).

Reference:

Financial Statements for the Six Months of the Previous Fiscal Year

(1) Interim consolidated statement of income

(Millions of yen)

Items	Consolidated interim period ended September 30, 2007		
	Amount		%
I. Net Sales		550,366	100.0
II. Cost of sales		299,040	54.3
Gross profit		251,326	45.7
III. Selling, general and administrative expenses		191,103	34.8
Operating income		60,223	10.9
IV. Non-operating income			
1. Interest income	1,678		
2. Dividends income	626		
3. Revenue from royalties	79		
4. Others	2,019	4,402	0.8
V. Non-operating expenses			
1. Interest expenses	6,846		
2. Foreign currency exchange loss	370		
3. Net loss of investment in affiliated companies carried on the equity method	1,295		
4. Equity loss from investments in partnership	2,897		
5. Others	3,119	14,527	2.6
Ordinary income		50,098	9.1
VI. Extraordinary gains			
1. Gain on sales of investment securities in subsidiaries and affiliates	303		
2. Gain on changes in equity	1,909		
3. Gain on sales of investment securities	111	2,323	0.4
Income before provision for income taxes		52,421	9.5
Provision for income taxes–current	20,164		
Provision for income taxes–deferred	424	20,588	3.7
Minority interests in losses of consolidated subsidiaries		(55)	(0.0)
Net income		31,888	5.8

(2) Interim consolidated statements of cash flows

(Millions of yen)

Items	Consolidated interim period ended September 30, 2007
	Amount
I. Cash flows from operating activities	
Income before provision for income taxes	52,421
Depreciation and amortization	17,334
Amortization of goodwill	3,864
Increase (decrease) of severance and retirement allowance	283
Decrease (increase) in prepaid pension cost	(1,590)
Interest and dividend income	(2,304)
Interest expenses	6,846
Loss on investment in affiliated companies carried on the equity method	1,295
Gain on changes in equity	(1,909)
Decrease (increase) in notes and accounts receivable	5,028
Decrease (increase) in inventories	(13,846)
Increase (decrease) in accounts payable	(9,143)
Increase in other payable	7,761
Increase (decrease) in accrued expenses	(74)
Other	(50)
Subtotal	65,916
Interest and dividend received	2,278
Interest payments	(6,767)
Income taxes paid	(23,754)
Net cash provided by operating activities	37,673
II. Cash flows from investing activities	
Deposits in time deposits	(39,307)
Withdrawals from time deposits	41,570
Sales of securities	2,460
Purchase of property, plant and equipment	(28,516)
Purchase of investment securities	(4,304)
Sales of investment securities	4,844
Payments for acquisition of new consolidated subsidiaries	(1,364)
Net increase(decrease) from sales of investment in subsidiaries related to changes in scope of consolidation	197
Proceeds from sales of stock of investment in consolidated subsidiaries	607
Payments for loans receivable	(9,681)
Proceeds from loans receivable	174
Other	194
Net cash used in investing activities	(33,126)
III. Cash flows from financing activities	
Increase (decrease) in short-term borrowings	98
Proceeds from long-term dept	1,738
Repayment of long-term dept	(7,932)
Redemption of bonds	(58)
Stock issue to minority shareholders	1,767
Dividends paid	(6,488)
Dividends paid to minority shareholders	(36)
Other	(226)
Net cash provided by financing activities	(11,137)
IV. Effect of exchange rate changes on cash and cash equivalents	51
V. Net increase (decrease) in cash and cash equivalents	(6,539)
VI. Cash and cash equivalents at beginning of year	174,802
VII. Cash and cash equivalents at end of year	168,263

(3) Segment information

a. Segment information by type of business

Consolidated interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Millions of yen)

	Imaging Systems	Medical Systems	Life Sciences	Information & Communi-cation	Others	Total	Elimination or Unallocation	Consolidated
Net sales								
(1) Sales to outside customers	163,140	168,198	62,828	124,849	31,351	550,366	–	550,366
(2) Internal sales of transfer among segments	217	23	111	–	210	561	(561)	–
Total	163,357	168,221	62,939	124,849	31,561	550,927	(561)	550,366
Operating income (loss)	21,560	49,523	2,829	600	782	75,294	(15,071)	60,223

Notes: 1. Method of segmentation of business

Businesses established based on product line are segmented taking into consideration similarities in sales markets.

2. The main products for each business

(1) Imaging Systems: Digital cameras, Film cameras, Voice recorders

(2) Medical Systems: Medical endoscopes, Surgical endoscopes, Endo Therapy products, Ultrasound endoscopes

(3) Life Sciences: Blood analyzer (clinical chemistry analyzer), Biological microscopes, Industrial microscopes

(4) Information & Communication: Sales of mobile terminals including mobile handsets, Development and sales of business package software, Mobile solution, Mobile content services, Sales of network infrastructure systems, Sales of semiconductor devices and electric equipment

(5) Others: Industrial endoscopes, Non-destructive testing equipment, Printers, Bar code data processing equipment, System development, etc.

b. Segment information by region

Consolidated interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Millions of yen)

	Japan	North America	Europe	Asia	Total	Elimination or Unallocation	Consolidated
Net sales							
(1) Sales to outside customers	237,838	127,006	141,037	44,485	550,366	–	550,366
(2) Internal sales or transfer among segments	169,821	5,262	6,856	56,703	238,642	(238,642)	–
Total	407,659	132,268	147,893	101,188	789,008	(238,642)	550,366
Operating income	50,130	11,564	10,434	6,140	78,268	(18,045)	60,223

Notes: 1. Countries and regions are segmented by geographical proximity.

2. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada, Mexico, and Brazil

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

c. Overseas sales

Consolidated interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Millions of yen)

	North America	Europe	Asia	Others	Total
I. Overseas sales	118,590	143,554	70,163	11,833	344,140
II. Consolidated sales					550,366
III. Percentage of overseas sales in consolidated sales (%)	21.5	26.1	12.7	2.2	62.5

Notes: 1. Overseas sales refer to the sales of the Company and its consolidated subsidiaries in countries or regions other than Japan.

2. Regions are segmented by geographical proximity.

3. Major countries and regions other than Japan are as follows:

(1) North America: USA, Canada

(2) Europe: Germany, UK, France, etc.

(3) Asia: Singapore, Hong Kong, China, Korea, Australia, etc.

(4) Others: Central and South America, Africa, etc.

Exhibit A-3

FASF MEMBERSHIP

Olympus Corporation
and
Consolidated Subsidiaries

FINANCIAL RESULTS
For the Second Quarter ended September 30, 2008

Table of Contents

Consolidated Statements of Income

(Millions of Yen)

	For the half year ended September 30 2007	Proportion (%)	For the half year ended September 30 2008	Proportion (%)	Growth (%)	For the fiscal year ending March 31 2009(Forecast)	Proportion (%)	Growth (%)
Net Sales	550,366		535,790		-2.6%	1,055,000		-6.5%
Cost of Sales	299,040	54.3%	272,623	50.9%		553,000	52.4%	
Gross Profit	251,326	45.7%	263,167	49.1%	4.7%	502,000	47.6%	-1.5%
S.G.A. Expenses	191,103	34.8%	231,068	43.1%		429,000	40.7%	
Operating Income	60,223	10.9%	32,099	6.0%	-46.7%	73,000	6.9%	-35.2%
Other Income	4,402		4,408			12,000		
Other Expenses	14,527		16,909			29,000		
Extraordinary Item	2,323		-2,120			-3,000		
Income Before Provision for Income Taxes	52,421	9.5%	17,478	3.3%	-66.7%	53,000	5.0%	-44.0%
Provision for Income Taxes	20,588		14,518			33,900		
Minority Interests	-55		-643			100		
Net Income	31,888	5.8%	3,603	0.7%	-88.7%	19,000	1.8%	-67.2%

	2007		2008			2009(Forecast)		
Average Exchange Rate for Net Sales								
Yen / U.S.Dollar	119.33		106.11			103.00		
Yen / Euro	162.30		162.68			146.00		
Favorable/Unfavorable Impact on Net Sales	23,418		-22,282			-83,728		
Favorable/Unfavorable Impact on Operating Income	8,220		-3,183			-28,902		
R & D Expenditures	29,433	5.3%	34,798	6.5%	18.2%	66,000	6.3%	0.1%
Capital Investments	23,769		27,436		15.4%	62,000		23.8%
Depreciation	17,334		23,496		35.5%	48,000		27.9%

(Note)

Above consolidated statements of income are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Sales by Product

(Millions of Yen)

		September 30 2007	Composition Ratio(%)	September 30 2008	Composition Ratio(%)	Growth (%)	March 31 2009(Forecast)	Composition Ratio(%)	Growth (%)
Digital Camera	Domestic	17,480		15,821		-9.5%	28,300		-16.4%
	Overseas	132,183		113,242		-14.3%	220,600		-15.1%
	Total	149,663	27.2%	129,063	24.1%	-13.8%	248,900	23.6%	-15.2%
Others	Domestic	2,096		2,315		10.4%	4,900		7.3%
	Overseas	11,381		8,909		-21.7%	19,200		-14.5%
	Total	13,477	2.4%	11,224	2.1%	-16.7%	24,100	2.3%	-10.8%
Imaging / Total	Domestic	19,576		18,136		-7.4%	33,200		-13.6%
	Overseas	143,564		122,151		-14.9%	239,800		-15.0%
	Total	163,140	29.6%	140,287	26.2%	-14.0%	273,000	25.9%	-14.8%
Endoscope	Domestic	24,055		22,233		-7.6%	48,780		3.3%
	Overseas	89,291		91,205		2.1%	180,100		-5.3%
	Total	113,346	20.6%	113,438	21.2%	0.1%	228,880	21.7%	-3.6%
Surgical & Endo-Therapy	Domestic	13,013		15,517		19.2%	31,320		11.7%
	Overseas	41,839		77,495		85.2%	142,800		62.5%
	Total	54,852	10.0%	93,012	17.3%	69.6%	174,120	16.5%	50.2%
Medical / Total	Domestic	37,068		37,750		1.8%	80,100		6.4%
	Overseas	131,130		168,700		28.7%	322,900		16.1%
	Total	168,198	30.6%	206,450	38.5%	22.7%	403,000	38.2%	14.1%
MIS (1) (Microscope)	Domestic	12,054		8,378		-30.5%	19,800		-13.2%
	Overseas	25,908		26,460		2.1%	51,100		-8.6%
	Total	37,962	6.9%	34,838	6.5%	-8.2%	70,900	6.7%	-9.9%
Diagnostic Systems (Blood Analyzers)	Domestic	3,363		3,562		5.9%	7,600		12.2%
	Overseas	21,503		23,194		7.9%	43,500		-5.3%
	Total	24,866	4.5%	26,756	5.0%	7.6%	51,100	4.9%	-3.1%
Life Science / Total	Domestic	15,417		11,940		-22.6%	27,400		-7.4%
	Overseas	47,411		49,654		4.7%	94,600		-7.1%
	Total	62,828	11.4%	61,594	11.5%	-2.0%	122,000	11.6%	-7.2%
Information & Communication	Domestic	118,324		88,970		-24.8%	173,200		-28.2%
	Overseas	6,525		4,027		-38.3%	9,800		-26.0%
	Total	124,849	22.7%	92,997	17.4%	-25.5%	183,000	17.3%	-28.0%
Others	Domestic	15,842		18,703		18.1%	44,800		24.8%
	Overseas	15,509		15,759		1.6%	29,200		-12.4%
	Total	31,351	5.7%	34,462	6.4%	9.9%	74,000	7.0%	6.8%
Total	Domestic	206,227		175,499		-14.9%	358,700		-14.6%
	Overseas	344,139		360,291		4.7%	696,300		-1.7%
	Total	550,366	100.0%	535,790	100.0%	-2.6%	1,055,000	100.0%	-6.5%

Sales and Opaerating Income by Business Segment

(Millions of Yen)

		The first half year			The second half year			The fiscal year		
		From April 1, 2007 to Sep 30,2007	From April 1, 2008 to Sep 30,2008	Growth	From Oct 1, 2007 to Mar 31,2008	From Oct 1, 2008 to Mar 31,2009 Forecast	Growth	From April 1, 2007 to Mar 31,2008	From April 1, 2008 to Mar 31,2009 Forecast	Growth
Imaging	Net Sales	163,140	140,287	-22,853	157,449	132,713	-24,736	320,589	273,000	-47,589
	Operating Income	21,560	11,769	-9,791	11,526	-1,769	-13,295	33,086	10,000	-23,086
	(%)	13.2%	8.4%	-45.4%	7.3%	-1.3%	–	10.3%	3.7%	-69.8%
Medical	Net Sales	168,198	206,450	38,252	185,071	196,550	11,479	353,269	403,000	49,731
	Operating Income	49,523	38,757	-10,766	48,897	52,243	3,346	98,420	91,000	-7,420
	(%)	29.4%	18.8%	-21.7%	26.4%	26.6%	6.8%	27.9%	22.6%	-7.5%
Life Science	Net Sales	62,828	61,594	-1,234	68,618	60,406	-8,212	131,446	122,000	-9,446
	Operating Income	2,829	1,756	-1,073	4,161	3,744	-417	6,990	5,500	-1,490
	(%)	4.5%	2.9%	-37.9%	6.1%	6.2%	-10.0%	5.3%	4.5%	-21.3%
Information	Net Sales	124,849	92,997	-31,852	129,463	90,003	-39,460	254,312	183,000	-71,312
and	Operating Income	600	3	-597	2,401	-3	-2,404	3,001	0	-3,001
Communication	(%)	0.5%	0.0%	-99.5%	1.9%	0.0%	–	1.2%	0.0%	-100.0%
Others	Net Sales	31,351	34,462	3,111	37,908	39,538	1,630	69,259	74,000	4,741
	Operating Income	782	-5,407	-6,189	135	-93	-228	917	-5,500	-6,417
	(%)	2.5%	-15.7%	–	0.4%	-0.2%	–	1.3%	-7.4%	–
Elimination or Corporate	Operating Income	-15,071	-14,779	292	-14,720	-13,221	1,499	-29,791	-28,000	1,791
Total	Net Sales	550,366	535,790	-14,576	578,509	519,210	-59,299	1,128,875	1,055,000	-73,875
	Operating Income	60,223	32,099	-28,124	52,400	40,901	-11,499	112,623	73,000	-39,623
	(%)	10.9%	6.0%	-46.7%	9.1%	7.9%	-21.9%	10.0%	6.9%	-35.2%

Sales by Region

(Millions of Yen)

		September 30 2007	Composition Ratio (%)	September 30 2008	Composition Ratio (%)	Growth (%)
Imaging	Japan	19,576	12.0%	18,136	12.9%	-7.4%
	N. America	35,706	21.9%	31,495	22.5%	-11.8%
	Europe	62,972	38.6%	52,205	37.2%	-17.1%
	Asia	39,728	24.3%	32,759	23.4%	-17.5%
	Others	5,158	3.2%	5,692	4.0%	10.4%
	Total	163,140		140,287		-14.0%
Medical	Japan	37,068	22.0%	37,750	18.3%	1.8%
	N. America	58,158	34.6%	77,704	37.6%	33.6%
	Europe	52,604	31.3%	67,302	32.7%	27.9%
	Asia	16,082	9.6%	18,456	8.9%	14.8%
	Others	4,286	2.5%	5,238	2.5%	22.2%
	Total	168,198		206,450		22.7%
Life Science	Japan	15,417	24.5%	11,940	19.4%	-22.6%
	N. America	15,783	25.1%	15,261	24.8%	-3.3%
	Europe	20,405	32.5%	21,317	34.6%	4.5%
	Asia	9,532	15.2%	11,230	18.2%	17.8%
	Others	1,691	2.7%	1,846	3.0%	9.2%
	Total	62,828		61,594		-2.0%
Information & Communication	Japan	118,324	94.7%	88,970	96.0%	-24.8%
	N. America	1,566	1.3%	804	0.9%	-48.7%
	Europe	2,623	2.1%	1,998	2.1%	-23.8%
	Asia	2,336	1.9%	941	1.0%	-59.7%
	Others	—	—	284	—	—
	Total	124,849		92,997		-25.5%
Others	Japan	15,842	50.5%	18,703	54.3%	18.1%
	N. America	7,377	23.5%	7,030	20.4%	-4.7%
	Europe	4,950	15.9%	5,137	14.9%	3.8%
	Asia	2,485	7.9%	2,889	8.4%	16.3%
	Others	697	2.2%	703	2.0%	0.9%
	Total	31,351		34,462		9.9%
Total	Japan	206,227	37.5%	175,499	32.8%	-14.9%
	N. America	118,590	21.5%	132,294	24.6%	11.6%
	Europe	143,554	26.2%	147,959	27.6%	3.1%
	Asia	70,163	12.7%	66,275	12.4%	-5.5%
	Others	11,832	2.1%	13,763	2.6%	16.3%
	Total	550,366		535,790		-2.6%

Consolidated Statements of Income (Quarterly)

(Millions of Yen)

	For the year ending March 31,2009		Growth (%)	
	First Quarter	Second Quarter	First Quarter	Second Quarter
Net Sales	254,331	281,459	-3.8%	-1.6%
Cost of Sales	129,067	143,556	-7.9%	-9.7%
Gross Profit	125,264	137,903	0.8%	8.6%
S.G.A. Expenses	107,720	123,348	15.6%	26.0%
Operating Income	17,544	14,555	-43.6%	-50.0%
Other Income	2,838	1,570	27.5%	-27.8%
Other Expenses	7,684	9,227	32.6%	5.7%
Extraordinary Item	12,698	6,898	-53.9%	-69.4%
Income Before Provision for Income Taxes	-842	-1,276	—	—
Provision for Income Taxes	5,579	8,939	-54.1%	5.9%
Minority Interests	-244	-399	—	—
Net Income	6,521	-2,918	-63.0%	-120.5%
Capital Investments	11,026	16,410	-22.6%	72.4%
Depreciation	9,136	14,360	2.5%	70.6%

(Note)
Above consolidated statements of income are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

Sales and Operating Income by Business Segment (Quarterly)

(Millions of Yen)

		For the year ending March 31,2009		Growth (%)	
		First Quarter	Second Quarter	First Quarter	Second Quarter
Imaging	Net Sales	72,116	68,171	-11.7%	-16.3%
	Operating Income	9,766	2,003	-34.4%	-70.0%
Medical	Net Sales	90,154	116,296	14.8%	29.7%
	Operating Income	17,844	20,913	-16.9%	-25.5%
Life Science	Net Sales	28,532	33,062	-1.1%	-2.7%
	Operating Income	-265	2,021	—	5.8%
Information and Communication	Net Sales	47,417	45,580	-20.7%	-30.0%
	Operating Income	99	-96	2.1%	—
Others	Net Sales	16,112	18,350	3.4%	16.4%
	Operating Income	-3,308	-2,099	—	—
Elimination or Corporate	Operating Income	-6,592	-8,187	-2.7%	-1.3%
Total	Net Sales	254,331	281,459	-3.8%	-1.6%
	Operating Income	17,544	14,555	-43.6%	-50.0%

Consolidated Balance Sheets

(Millions of Yen)

	September 30 2007	September 30 2008	March 31 2008	Variance
Current Assets	578,333	500,846	543,305	-42,459
Cash and time deposits	179,589	129,690	158,281	-28,591
Notes and accounts receivable	189,866	184,178	193,555	-9,377
Marketable securities	28,301	205	3	202
Inventories	104,678	108,559	110,824	-2,265
Deferred income taxes	34,161	37,785	36,719	1,066
Other current assets	45,116	44,384	47,032	-2,648
Allowance for doubtful accounts	-3,378	-3,955	-3,109	-846
Fixed Assets	532,502	806,788	815,044	-8,256
Tangible Assets	145,722	163,268	150,036	13,232
Buildings and structures	64,036	59,326	61,305	-1,979
Machinery and equipment	17,837	17,921	18,350	-429
Tools, dies, furniture and fixtures	40,496	47,259	42,692	4,567
Land	22,120	20,579	21,291	-712
Leased asset	—	3,985	—	3,985
Construction in progress	1,233	14,198	6,398	7,800
Intangible Assets	100,203	392,310	404,030	-11,720
Goodwill	80,373	297,166	299,800	-2,634
Others	19,830	95,144	104,230	-9,086
Investments and Other Assets	286,577	251,210	260,978	-9,768
Investment securities	214,364	174,938	193,843	-18,905
Deferred income taxes	10,255	15,846	9,665	6,181
Others	62,492	60,863	57,885	2,978
Allowance for doubtful accounts	-534	-437	-415	-22
Total Assets	1,110,835	1,307,634	1,358,349	-50,715

(Millions of Yen)

	September 30 2007	September 30 2008	March 31 2008	Variance
Current Liabilities	435,144	393,846	662,454	-268,608
Notes and accounts payable	90,997	77,063	83,602	-6,539
Short-term borrowings	151,102	146,114	338,787	-192,673
Current maturities of bonds	30,076	5,014	35,201	-30,187
Accrued expenses	77,796	74,514	82,467	-7,953
Income taxes payable	13,407	11,869	14,121	-2,252
Warranty reserve	8,914	10,249	10,141	108
Other current liabilities	62,852	69,023	98,135	-29,112
Long-term Liabilities	303,218	569,878	328,019	241,859
Long-term bonds, less current maturities	110,458	150,300	105,397	44,903
Long-term borrowings, less current maturities	166,720	362,357	177,371	184,986
Severance and retirement allowance	9,946	12,334	10,317	2,017
Other non-current liabilities	16,094	44,887	34,934	9,953
Net Assets	372,473	343,910	367,876	-23,966
Owners' Equity	335,413	345,856	356,564	-10,708
Common stock	48,332	48,332	48,332	—
Capital surplus	73,049	73,049	73,049	—
Retained earnings	216,522	237,292	237,817	-525
Treasury stock, at cost	-2,490	-12,817	-2,634	-10,183
Valuation and Translation Adjustments	24,290	-12,095	-213	-11,882
Net unrealized holding gains on securities	14,582	5,158	6,320	-1,162
Deferred losses on hedges	-486	2,480	34	2,446
Foreign currency translation adjustments	10,194	-19,733	-6,567	-13,166
Minority Interests	12,770	10,149	11,525	-1,376
Liabilities and Net Assets	1,110,835	1,307,634	1,358,349	-50,715

(Note)

Above consolidated balance sheets are based on Japanese GAAP. Therefore, this information has some differences as to description from financial statements in annual report based on U.S. GAAP.

OLYMPUS

Your Vision, Our Future

Exhibit A-4

I N F O R M A T I O N

September 19 2008

Global Warming Witness - Mitsuaki Iwago Special
Part 3: Shiretoko, Japan "Our Earth's true nature" due for general launch October 24

On October 24 2008, Olympus Corporation (President: Tsuyoshi Kikukawa) will officially launch Part 3 of the Global Warming Witness - Mitsuaki Iwago Special website, this time featuring Japan's Shiretoko Peninsula. Precious photographs documenting the changing seasons in Shiretoko plus the latest video footage from this renowned Japanese nature photographer's expeditions to the region will be released in long-running serial format over a period of around six months, updated monthly.

The volume of ice drifting into Shiretoko during the region's harsh winters is declining annually, with global warming a suspected culprit. To Mitsuaki Iwago's eyes, the melting ice floes have lost their sharp corners and have become "gentler." Since time eternal, ice floes drifting into Shiretoko have brought nutrients for the sea, attracting vast shoals of the fish that provide a food source for rare birds such as Steller's sea eagle (Haliaeetus pelagicus) and the white-tailed eagle (Haliaeetus albicilla). These same seas are also the repository for nutrients produced in the region's forests and carried to the ocean via its rivers. For this latest Global Warming Witness project Iwago will use his lens to capture majestic Steller's sea eagles and white-tailed eagles taking flight from these "gentler" ice floes; killer whales passing through the seas off the Shiretoko Peninsula, and brown bears awakening early from hibernation in a still snow-filled forest. Here in Shiretoko, a microcosm of the Earth's environmental systems, Mitsuaki Iwago will paint a picture of our planet's true face.



Cape Puyuni, Shiretoko

Shot by Mitsuaki Iwago using the E-3 Olympus digital SLR

Global Warming Witness - Mitsuaki Iwago Special (URL: http://www.olympus.co.jp/gww)

The aim of the Global Warming Witness website is to encourage visitors to think more about the natural environment -- in particular global warming, an issue that currently dominates public environmental discourse -- by presenting vivid, natural images of the landscapes and fauna of the Shiretoko UNESCO World Heritage Centre through the eyes of internationally-renowned wildlife photographer Mitsuaki Iwago.

In 2006 Iwago traveled on a photo-shooting odyssey to Canada's Wager Bay in the planet's far north, and in 2007 to Africa's majestic Kilimanjaro, just south of the equator. For the third expedition in the GWW series, in 2008, Iwago has shifted his focus to the temperate zones, most favored for human habitation, turning his lens this time on Shiretoko, Japan, just such a region but one with a unique ecosystem, to capture its scenes throughout all four seasons based on a theme of "Our Earth's true nature." Beautiful seasonal landscapes and the creeping impact of global warming on those landscapes will be shown on the website via still photographs and video footage. A photo contest is also being held on the same theme, giving successful entrants the opportunity to share their observations of the natural environment with a global audience.

Accompanying material

1. Coverage of Shiretoko throughout the year

Internationally renowned wildlife photographer Mitsuaki Iwago will travel to the Shiretoko World Heritage site for the Global Warming Witness - Mitsuaki Iwago Special series five times over the course of a year to capture from his own unique perspective the region's natural surroundings and wildlife in each of spring, summer, autumn and winter. In this venture, he will build up a comprehensive year-round picture of the ecological marvels of Shiretoko, including the dwindling winter ice floes off the Shiretoko Peninsula and the various eagles, seals and other creatures that make their homes there; in spring, brown bears awakening early from winter hibernation, and in summer, the sperm whales that frequent the Sea of Okhotsk.

Using this valuable visual record, the website will explore the effects of global warming, which poses a potential threat not only to the natural environment and creatures living in it, but to our own way of life as well.

2. High-resolution photographs taken by Mitsuaki Iwago using the E-3, plus broadband movie footage of his expeditions

Gallery pages composed of photographs taken by Mitsuaki Iwago plus video footage of Iwago's Shiretoko photo shoots will be published on the website. These will be renewed around seven times, with a final update in March 2009.

All photographs presented on the site will be shot using the E-3 high-resolution digital single reflex camera, and visitors to the site will be able to view Iwago's dynamic images in combination with video footage of the relevant photo shoot.

3. GWW*1 photo contest

The GWW website is currently running a photo contest on the theme of "Nature and wildlife you want to protect" http://www.olympus.co.jp/en/gww/Siretoko/exhibition/photocon/index.html and the subjects can be attractive landscapes, cherished animals etc. Entries close November 30 2008. With Mitsuaki Iwago as head of the judging panel, which also includes guest judge TV announcer Christel Takigawa, the contest will give members of the public the opportunity to share their environmental concerns with a wide audience through the medium of photography. The enticing lineup of prizes for the best entries includes an E-3 digital camera with an interchangeable lens for the top prize winner, and an E-520 lens kit. Winning photos will also be displayed at a Global Warming Witness - Mitsuaki Iwago Special exhibition scheduled for February 2009.

*1 Global Warming Witness

4. Collaboration with WWF*2 Japan

WWF Japan is the Japanese branch of the world's largest non-governmental conservation organization. WWF Japan has been collaborating with Olympus for 25 years now since 1983, and has also lent its support to the Global Warming Witness - Mitsuaki Iwago Special project, including supplying information on global warming's impact on wild animals.

*2 WWF (Worldwide Fund for Nature)

As the world's largest conservation organization, WWF enjoys the support of over five million members in around 100 countries. Established in 1961 to protect wild animals threatened with extinction, WWF has now expanded its sphere of activity to encompass environmental issues such as global warming and pollution by toxic chemicals. WWF also aims to build a world in which people and nature can coexist, for example by promoting sustainable use of timber, marine products and other natural resources.

Mitsuaki Iwago: profile

Born 1950 in Tokyo. Inspired to pursue a career in wildlife photography following a visit to the Galapagos at the age of 19 where he was astounded by the natural wonders on show, since then Iwago has crisscrossed the globe capturing natural wonders on camera. His distinctive use of color and contrast has attracted widespread attention in the overseas media, and his work is highly acclaimed both at home in Japan and abroad, with a portfolio that includes two covers for *National Geographic*. *Okite*, a collection of photos taken during a stay in Serengeti National Park, was translated into English, the English title being *Serengeti: Natural Order on the African Plain* and the book has proved to be a long seller. In recent years Iwago has traveled the world using an Olympus digital SLR to photograph myriad landscapes and wildlife, from polar bears in the far north of Canada to giant pandas and ibises in China; expeditions that have allowed him to witness firsthand the dramatic changes in the global environment and the impact of human activity, which he continues to depict through a variety of media. Iwago's photos can be viewed at www.digitaliwago.com as they become available.

Inquiries to:
Kenta Nakade, Public Relations and Investor Relations,
Olympus Corporation
Shinjuku Monolith
2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel: 03-6901-4295 (direct line) Fax: 03-3340-2130
http://www.olympus.co.jp/

Exhibit A-5

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

October 20, 2008

OLYMPUS launches the new scope unit, IPLEX FX Internal Working Channel Scope IV8635X1.

This scope unit featuring object retrieval tools is a new addition to the IPLEX FX industrial videoscope series.

– The IV8000-2, an enhanced version of the base unit, also goes on sale –

On October 20, 2008, Olympus Corporation (Olympus, President: Tsuyoshi Kikukawa) will simultaneously launch worldwide the IPLEX FX Internal Working Channel Scope IV8635X1 featuring new object retrieval tools, as one of the IPLEX FX series of industrial videoscopes. The IV8000-2 featuring additional functions to the IPLEX FX base unit will be also launched at the same time.

The IPLEX FX industrial videoscopes, which are fully dust-proof, rain-proof, drop-proof up to 1.2m, and have a compact body the same size as a small computer bag, are popular for performing non-destructive testing in harsh environments.

The scope unit IV8635X1 that will go on sale coming with new object retrieval tools attachable to the end of the scope. In addition to performing conventional tasks such as visual inspections and measurements, they increase the versatility of the scope unit, enabling the operator to retrieve foreign or fallen objects.

The base unit IV8000-2 is equipped with an outdoor-use, daylight-view LCD monitor, which can display clear images even under strong sunlight. The monitor expands the usability outdoors and complements the dust-proof and rain-proof ability of the IPLEX FX. The addition of ImageNotepad™ to the IV8000-2 also enables the operator to enter comments on recorded images for the efficient creation of reports that are an integral part of inspections.

Overview of Launch

Product Name	Launch Date
Scope unit for IPLEX FX: IPLEX FX Internal Working Channel Scope IV8635X1	October 20, 2008
IPLEX FX base unit: IV8000-2	



Principal Features

IPLEX FX Internal Working Channel Scope IV8635X1

1. New internal working channel scope with tools to retrieve foreign or fallen objects.
2. Six types of object retrieval tools are attachable to the scope, including Magnet and Grasper, and the tools are interchangeable according to purpose.
3. As all the IPLEX FX scope units are detachable from their base units, the IV8635X1 can be mounted on the previous IPLEX FX base units.

IV8000-2 IPLEX FX base unit

1. Newly-mounted, large 6.5-inch LCD monitor for outdoor use.
2. The addition of ImageNotepad™ enables comments to be entered on recorded images.
3. Drop-proof up to 1.2m*1, and fully dust-proof and rain-proof*2.
4. The compact body of the same size as a small computer bag, powered by long-lasting batteries, allows the operator to work in various locations.

*1 Excluding the LCD. Complies with MIL Standard 810 (United States Defense Standards), Method 516.5.

*2 Complies with MIL Standard 810, Method 510.4/506.4 (United States Defense Standards) / IP55 (A degree of protection defined by the International Electrotechnical Commission [IEC], which indicates the ability of a device to withstand the ingress of dust or water.)

Detailed Information on the Principal Features

IPLEX FX Internal Working Channel Scope IV8635X1

1. New internal working channel scope with tools to retrieve foreign or fallen objects.

Interchangeable scope with integrated working channel

The IPLEX FX features interchangeable scope units for configuration flexibility to meet the needs of a wide range of inspections. The new 6.2-mm diameter working channel scope is ideally suited for foreign object retrieval and hook/drag applications.

Combining the working channel into the insertion tube minimizes the scope diameter for use in very small and narrow places and transforms the IPLEX FX into a fast and efficient retrieval tool system.

Other non-working channel scope units are available in 4.0-mm and 6.0-mm diameters with lengths of up to 18.0 m. The tungsten braided insertion tube with Tough Tapered Flex design provides excellent insertability and fray resistance.

2. Six types of object retrieval tools are attachable to the scope, including Magnet and Grasper, and the tools are interchangeable according to purpose.

- Select from the six object retrieval tools according to the object to be retrieved.
- When no tool is attached, the scope can be used for usual visual inspections.
- The following six tools are available.

Six versatile retrieval tools

Alligator

For retrieving large objects

Basket

For retrieving spherical objects

Magnet

For retrieving magnetic objects

Snare

For retrieving protruding objects

Grasper

For retrieving small objects

Hook

To aid scope navigation when inspecting intricate engines

3. As all the IPLEX FX scope units are detachable from their base units, the IV8635X1 can be mounted on the previous IPLEX FX base units.

The base unit and scope are separate units and are fully detachable for use in various combinations.

IV8000-2 IPLEX FX base unit

1. Newly-mounted, large 6.5-inch LCD monitor for outdoor use.

Daylight-view High Resolution LCD Monitor

Clear observation in direct sunlight is made possible with the new 6.5-inch daylight-view LCD monitor, which is the minimum recommended screen size for accurate and reliable observation of fine detail. Color reproduction and contrast are maintained, ensuring inspections are not compromised when working outdoors. The environmental resistance of the LCD also matches that of the IPLEX FX.

2. The addition of ImageNotepad™ enables comments to be entered on recorded images. ImageNotepad™ for Extended Image Annotation

Information frequently needs to be added to videoscope images to aid post-inspection diagnosis and create reports. The IPLEX FX makes this process an integral part of inspections with easy-to-use ImageNotepad™. Fields for titles and text are available for entering key words and phrases to allow extended descriptions of inspected objects. Additionally, text input is simplified by displaying a list of predicted words each time a letter is entered. This valuable information is immediately accessible as part of each image when inspection data is transferred to a computer.

3. Drop-proof up to 1.2m*1, and fully dust-proof and rain-proof *2.

Outstanding portability and durability

The compact and rugged IPLEX FX is easy to use in harsh environments, thanks to its compliance with MIL-STD-810F, ensuring resistance to rain, wind, dust and humidity as well as physical shock.

4. The compact body of the same size as a small computer bag, powered by long-lasting batteries, allows the operator to work in various locations.Compact, lightweight body for improved portability

Drastic streamlining has created a system as small as a small computer bag. The IPLEX FX is equipped with a large-capacity lithium-ion battery that can power the system for 150 minutes. For hands-free operation, the IPLEX FX can be attached to a specially designed belt.

Exhibit A-6

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

November 5, 2008

Four Thirds System Standard Interchangeable Lens

Featuring High-performance zoom lens with High-Speed Imager AF

ZUIKO DIGITAL 14-54mm f2.8-3.5 II

(28-108mm equivalent)

Olympus Imaging Corp. (President: Masaharu Okubo) today announced the launch of the ZUIKO DIGITAL 14–54mm f2.8–3.5 II. The lens complies with the Four Thirds System standard, and is scheduled to go on sale in Japan on December 20, 2008.

ZUIKO DIGITAL lenses comply with the Four Thirds System standard and are specifically designed to maximize the performance potential of digital SLR image sensors. Developed as a successor to the ZUIKO DIGITAL 14–54mm f2.8–3.5 (introduced Oct. 2003), which itself earned high praise from advanced amateur and professional users, the new ZUIKO DIGITAL 14–54mm f2.8–3.5 II boasts High-Speed Imager AF support and a circular aperture mechanism for higher imaging performance.

Thanks to its support for High-Speed Imager AF, the new lens can be teamed with the Olympus E-30 digital SLR camera, also announced today, enabling users to enjoy responsive AF Live View shooting, as well as the E-30's new Art Filter effects, via the camera's LCD monitor. In addition, the lens supports creative photography with a new circular aperture mechanism, excellent close-up shooting capabilities, and a full complement of other performance features.

To ensure the best possible quality and precision, the ZUIKO DIGITAL 14-54mm f2.8-3.5 II will be manufactured at Tatsuno Plant (Kami-Ina, Nagano, Japan), which is equipped with the most advanced production technology.



ZUIKO DIGITAL 14-54mm f2.8-3.5 II


OLYMPUS
E-30

ZUIKO DIGITAL 14-54mm f2.8-3.5 II on E-30

Main Features

1. **High-Speed Imager AF compatibility**
The ZUIKO DIGITAL 14–54mm f2.8–3.5 II supports the High-Speed Imager AF offered on Olympus E-30, E-520, and E-420 digital SLR cameras, enabling users to enjoy Live View shooting with the ease of a compact digital camera. And with the new E-30, users can even confirm the results of Art Filter effects on the LCD monitor while enjoying the convenience of AF Live View shooting.

2. **A full complement of features to support creative photography**

Circular aperture diaphragm
A circular aperture mechanism maximizes the smooth defocusing characteristics that are a key advantage of large-aperture lens design. (Mechanism is designed to offer a near-circular aperture at up to about two stops from full open.)

Closest focusing distance of 22cm throughout the zoom range
For focusing, the lens uses a floating & inner focus mechanism, with excellent imaging performance from infinity down to the minimum focusing distance. Exhibiting minimal aberration even at extremely close range, the lens has a minimum focusing distance of just 22cm at all focal lengths.

A versatile zoom range makes the ZUIKO DIGITAL 14–54mm f2.8–3.5 II an ideal choice in a wide range of shooting situations, and enables users to enjoy the apparently exaggerated perspective of wide angle shooting, with sufficient telephoto power to zoom in for close-ups of the main subject.

Splash- and Dust-proof structure
Exterior joints are sealed to assure splash- and dust-proof high enough to withstand the demands of professional use.

3. **Dedicated digital design for high image quality**
Compact size, high image quality, and f2.8 brightness were achieved by optimal arrangement of 3 aspherical lens elements and 4 cemented lens elements. The result is 'one-class-up' sharpness and contrast, with minimal distortion for superior imaging performance over the entire zoom range.

Lens coatings have also been optimized to minimize ghosting and flaring even on backlit shots taken with the sun in the frame.

For Further Information, please contact

Olympus Imaging Corp. SLR Business Div. Marketing Support Dept.
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-4687 Fax:+81-3-6901-3608
Olympus Home Page: http://www.olympus.co.jp/en/
Olympus Imaging Home Page: http://asia.olympus-global.com/imsg/

OLYMPUS

Your Vision, Our Future

Exhibit A-7

I N F O R M A T I O N

November 5, 2008

Olympus introduces new E-30 interchangeable lens type digital SLR

Four Thirds System compliant intermediate-level model with Art Filter function for creative photographic expression

Olympus Imaging Corporation (President: Masaharu Okubo) today announced the launch of the E-30, the latest addition to the Olympus E-System series of interchangeable lens type digital SLR cameras. Positioned as a mid-level model, the E-30 is intended for anyone who wants to express their creativity through photography, whether they are an amateur just starting out or a profession with years of experience behind them. The E-30 complies with the Four Thirds System standard, and is scheduled to go on sale in the first quarter of the year 2009.

Main Features

1. Easy-to-apply Art Filters for enhanced creativity, a choice of 9 different aspect ratios, High-Speed Imager AF for responsive Live View shooting, a dual-axis variable-angle HyperCrystal II LCD monitor, and other features for versatile photographic expression
2. A newly developed 12.3-megapixel high-speed Live MOS Sensor, new TruePic III+ image processing engine, and a built-in image stabilization system that offers up to 5EV* of effective compensation
3. High-speed 11-point full twin cross AF, high-speed 5 fps continuous shooting, high-speed 1/8000 sec. shutter, and other high-speed performance features inherited from the E-3

The E-30 is positioned as a mid-level model between the E-520 and the E-3 models. In addition to inheriting the superior image quality and high-speed performance of the E-3, it offers a wealth of new features designed to expand the photographer's range of creative and artistic expression.

Six Art Filters, including a bright, colorful, Pop Art filter and a dreamy, ethereal, Soft Focus filter, enable anyone to easily achieve modes of photographic expression that ordinarily require the use of special lenses, add-on filters, or the use of complex image processing techniques. Although the E-30's standard aspect ratio is 4:3, it offers a choice of 9 different aspect ratios, including wide-screen 16:9 and medium-format 6:6. In addition, it makes Live View shooting more enjoyable with a High-Speed Imager AF that enables autofocusing with compact-camera ease, and a dual-axis, variable-angle monitor that supports both horizontal- and vertical-format Live View shooting.

The highest standard of image quality is assured by the E-30's newly developed 12.3-megapixel, high-speed Live MOS Sensor and new TruePic III+ image processing engine. It also boasts a built-in image stabilization system that offers up to 5EV* steps of shake compensation, and works with the entire range of Four Thirds System lenses, from wide-angle to telephoto, as well as macro and fisheye lenses.

The E-30 also offers outstanding high-speed performance, and incorporates the same 11-point, twin-cross AF sensor, 5 fps high-speed continuous shooting, and 1/8000 sec. high-speed shutter featured on the Olympus E-3.

To provide an ever-wider range of offerings for entry-level, intermediate, and professional digital SLR photographers, Olympus will continue to develop and expand its lineup of digital SLR systems that comply with the Four Thirds System standard.

* In-house testing



OLYMPUS

E-30 with ZUIKO DIGITAL 14-54mm f2.8-3.5 II



E-30 (back)

Other Features

- Multiple-exposure function with LCD monitor display of current view on top of previously captured image
- Auto gradation adjustment to prevent blown highlights and blocked-in shadows
- Face & Background Control for beautifully balanced exposures of foreground subjects and background scenery
- Perfect Shot Preview to enable comparison of the results of various settings adjustments before actual shooting
- Reliable Dust Reduction system
- Built-in flash with Commander function for wireless off-camera flash synchronization
- Large optical viewfinder with 98% field of view and 1.02x magnification
- Shooting information display via top-mounted LCD panel and Super Control Panel LCD monitor display for superior visibility and operating ease
- High-precision, 49-zone metering system
- Easy activation of shooting functions via sample image selection
- Versatile bracketing functions for ISO, white balance, exposure, and flash
- Lightbox view with enlargement function for easy side-by-side comparison of images
- Indication of the level gauge in/on the viewfinder, Control panel, Rear LCD monitor

Main Feature Details

1. Easy-to-apply Art Filters for enhanced creativity, a choice of 9 different aspect ratios, High-Speed Imager AF for responsive Live View shooting, a dual-axis variable-angle HyperCrystal II LCD monitor, and other features for versatile photographic expression

Easy-to-apply Art Filters for enhanced creativity

The E-30 does not just reproduce images with amazing fidelity — it also enables users to express themselves creatively by using Art Filters to produce the precise effect they want. As a result, virtually anyone can easily enjoy modes of photographic expression that ordinarily require the use of special lenses, add-on filters, or the use of complex image processing techniques. The following 6 Art Filters are offered:

Pop Art

Emphasizes colors and creates bright, vibrant images with a pop-art tone



Normal Shooting



Art Filter Shooting

Soft Focus

Gives images a light, ethereal look and evokes a dreamy, mystical mood



Normal Shooting



Art Filter Shooting

Pale & Light Color

Utilizes muted color tonalities to create a mood of reflection and nostalgia



Normal Shooting



Art Filter Shooting

Light Tone

Subdues highlights and shadows to reflect the ambience of a perfectly illuminated scene



Normal Shooting



Art Filter Shooting

Grainy Film

Recreates the rich, grainy look and tonality of black & white photography, imparting a dramatic feel to images



Normal Shooting



Art Filter Shooting

Pin Hole

Reproduces the peripheral vignetting and unique color tone of photos taken with a toy camera

	
Normal Shooting	Art Filter Shooting

A choice of 9 aspect ratios

During Live View shooting, users are offered a choice of 9 aspect ratios. In addition to the standard 4:3 aspect ratio, the E-30 offers widescreen 16:9 and medium-format 6:6, as well as 3:2, 5:4, 7:6, 6:5, 7:5, and 3:4 aspect ratios.

High-Speed Imager AF for responsive Live View shooting

The E-30 is equipped with the widely acclaimed AF Live View system featured on the Olympus E-520 and E-420, which uses High-Speed Imager AF to detect contrast at the image sensor — without having to retract the camera's main mirror. As a result, Live View shooting is as easy and carefree as it is with a compact digital camera.

Dual-axis variable-angle HyperCrystal II LCD monitor

The E-30's 2.7-inch HyperCrystal II LCD monitor boasts a 176° viewing angle from all directions, and a dual-axis variable-angle mechanism that enables the monitor to be rotated on both the vertical and horizontal axis. So users can use Live View shooting to comfortably capture high-angle and low-angle shots without looking through the viewfinder or assuming an awkward position. The variable-angle monitor also permits waist-level portrait shooting, so you can maintain eye contact with your subject and get them to maintain a natural facial expression by talking to them to put them at ease

2. **A newly developed 12.3-megapixel high-speed Live MOS Sensor, new TruePic III+ image processing engine, and a built-in image stabilization system that offers up to 5EV* of effective compensation**

Newly developed 12.3-megapixel high-speed Live MOS Sensor and new TruePic III+ image processing engine

The E-30's newly developed 12.3-megapixel Live MOS Sensor offers high resolution, rich gradations, and bright, natural color reproduction that faithfully renders your subject in fine detail. Based on proven MOS signal amplification technologies, the new sensor features a simplified structure that was achieved through fundamental improvements to materials and production technologies. The sensor is also mounted on a flexible circuit

board as single unit, greatly reducing signal and circuit resistance, power consumption, heat, and noise. In addition, the sensor's low power requirements make it possible to use Live View on a fulltime basis.

The newly developed TruePic III+ image processing engine employs the image processing technologies listed below to improve image quality, tonal gradation, and color fidelity, and (via the new Art Filter function) to offer a rich range of creative expression.

Art Filter function

The Art Filter function adds artistic effects to images by analyzing the scene the user is about to shoot, regulating shooting parameters, and optimally applying artistic processing programs.

Wide Dynamic Range

The dynamic range in high light area is further improved.

Built-in image stabilization system

The E-30 is equipped with a sensor-shift image stabilization system to facilitate handheld, low-light and telephoto shooting. Driven by proprietary Olympus SWD (Supersonic Wave Drive) technology, it applies advanced image stabilization control algorithms to motion data sent from a high-precision gyro sensor, and instantly shifts the sensor via SWD actuators that offer outstanding response and controllability. Thanks to the system's outstanding effectiveness, users can enjoy the equivalent of up to 5EV steps of image stabilization compensation.

Because it is built into the camera body, the E-30's image stabilization can be used with all ZUIKO DIGITAL and other lenses that comply with the Four Thirds System standard, providing effective image stabilization with everything from super wide-angle to super telephoto lenses, as well as fisheye and macro lenses. As a result, users can enjoy blur-free handheld shooting not only on telephoto shots, but also on long-exposure fisheye and super wide-angle shots in low light.

3. **High-speed 11-point full twin cross AF system, high-speed 5 fps continuous shooting, high-speed 1/8000 sec. shutter, and other high-speed performance features inherited from the E-3**

High-speed 11-point full twin cross AF system

The E-30 incorporates the same 11-point AF sensor used in the E-3, which assures higher accuracy by using a twin cross configuration with two staggered horizontal and vertical lines at each of the 11 sensor points, for a total of 44 discrete data collection sites. The twin cross configuration enables the sensor to accurately detect contrast in both horizontal and vertical directions with virtually any type of subject, while the staggered arrangement of the lines significantly increases accuracy and improves AF performance in low light. The layout of the 11 AF points is based on statistical analysis of the position

of the main subject in thousands of different photos, and on extensive interviews with professional photographers.

The E-30 also employs the latest rangefinding algorithms and a dedicated AF data processing engine to process data from all sensor points simultaneously, thereby achieving significantly improved subject recognition and tracking performance, and AF speed equivalent with that of the E-3. In addition, proprietary Olympus pixel addition technology enables rangefinding at light levels from 19 EV down to -2EV, ensuring high-precision autofocusing even in low light.

High-speed 5 fps continuous shooting and high-speed 1/8000 sec. shutter

To assure outstanding high-speed performance, the E-30 features a high-speed Live MOS sensor with fast write speeds, a high-speed TruePic III+ engine with fast image processing, a high-precision mirror mechanism, and other advances to enable high-speed continuous shooting and high shutter speeds.

The E-30's maximum continuous shooting speed is 5 frames per second, and its maximum shutter speed is 1/800 sec., with flash synchronization at 1/250 sec. When used with the FL-50R or FL-36R external flash units, it also supports the use of Super FP flash for daylight synchro (fill-in flash) shooting at shutter speeds up to 1/8000 sec.

Other Feature Details

Multiple-exposure function with LCD monitor display of current view on top of previously captured image

Multiple-exposure photos can be taken when using either the optical viewfinder or Live View. During Live View shooting, previously captured RAW image data can be displayed on the LCD monitor and used as the base for a multiple exposure, with currently visible scene overlaid on the base image. Up to 4 exposures can be made on a single frame, with or without auto gain adjustment according to the user's preference. In addition, RAW format images already recorded on the camera's memory card can also be composited together in the same way. So in addition to conventional multiple exposure images, they can also easily create multiple exposures of subjects widely separated in space and time.

Auto gradation adjustment to prevent blown highlights and blocked-in shadows

When Gradation is set to Auto, Shadow Adjustment Technology controls highlight and shadow exposure to help prevent blown highlights and blocked-in shadows, and ensure that even high-contrast subjects are rendered naturally, as they appear to the human eye.

A total of 4 gradation settings are offered: Auto, High Key, Normal (default), and Low Key.

Face & Background Control for beautifully balanced exposures of foreground subjects and background scenery

The E-30's face-detecting function can detect, and optimize focusing and exposure for, up to 8 faces. In addition, a Face & Background Control function balances the exposure of faces in

the foreground and scenery in the background, applying Auto Gradation as needed to properly expose subject faces without overexposing the background, even when shooting subjects in strong backlight. As a result, users can easily obtain natural-looking images in which both foreground subjects (people) and background scenery appear almost as they do to the naked eye. Face detection is also possible during image playback, making it easy to select and enlarge the faces of people in a photo to check their expression.

Perfect Shot Preview to enable comparison of the results of various settings adjustments before actual shooting

Perfect Shot Preview enables users to preview and compare the effect of up to 4 different exposure compensation or white balance settings on the LCD monitor before taking a picture. By enabling users to check and compare the effects of various settings in advance, it makes it easier for them to obtain the precise image they want.

Reliable Dust Reduction system

Even the tiniest particles of dust and dirt — whether they enter the camera when changing lenses or are produced inside the body by friction between moving shutter mechanism parts — can show up in a photo and ruin the shot if they adhere to the low-pass filter or the image sensor. Olympus was quick to recognize and overcome the threat that dust presents to digital SLR image quality with a SSWF (Super-Sonic Wave Filter) system that vibrates at supersonic speeds to dislodge dust and dirt every time the main power or Live View are switched on. With the E-30's powerful SSWF system, even tiny particles that are tightly bound by molecular attraction and cannot be removed by simple shaking or anti-static measures can be dislodged and trapped in the dust collection unit.

Built-in flash with Commander function for wireless off-camera flash synchronization

The E-30 is equipped with a GN13 (ISO 100) built-in flash with TTL flash control. It also supports wireless multi-flash control without the use of an external commander unit when used with FL-50R and/or FL-36R external flashes, enabling users to easily control flash mode, brightness, and other settings for up to 3 groups of remote flash units via a menu displayed on the camera's LCD monitor.

Large optical viewfinder with 98% field of view and 1.02x magnification

Although the E-30's viewfinder is more compact and weighs less than half of the E-3's viewfinder, it offers a 98% field of view and 1.02x magnification ($-1m^{-1}$, 50mm, at infinity) that provide a large, clear view of the subject.

A high-reflectivity silver coating on the pentaprism and anti-reflective coatings on the eyepiece lenses are used to strictly control spectral characteristics and assure a bright view with clear, natural color.

Shooting information display via top-mounted LCD panel and Super Control Panel LCD monitor display for superior visibility and operating ease

An LCD panel on the top of the E-30 displays shutter speed, aperture, exposure compensation, and other essential settings. In addition, the Super Control Panel displayed on the camera's LCD monitor provides detailed shooting and settings information. An easy-to-use GUI (Graphical User Interface) enables quick, intuitive settings confirmation and selection via the arrow keys and OK button.

High-precision, 49-zone metering system

The E-30's high-precision metering system covers the entire frame with 49 zones, assuring fast, accurate metering even in complex lighting situations with a wide range of light levels. Users can choose proprietary Olympus digital ESP (Electro Selective Pattern) metering, center-weighted average metering, or spot metering. In addition, spot metering highlight and shadow control functions enable users to easily emphasize highlights or shadows if they want to capture whiter whites or blacker blacks.

Easy activation of shooting functions via sample image selection

A total of 25 different shooting modes are accessible via the Mode Dial, with LCD monitor display of sample images and settings options to enable fast, easy selection of the user's preferred choice.

Versatile bracketing functions for ISO, white balance, exposure, and flash

Four types of bracketing help users express themselves creatively and get the precise results they want even when shooting backlit subjects, night scenes, or other scenes where the correct exposure is difficult to determine, as well as when they are using multi-flash setups or want to exercise fine control over photographic expression. With a choice of ISO, white balance, exposure, and flash brightness bracketing, users can capture the image they want in virtually any situation.

Lightbox view with enlargement function for easy side-by-side comparison of images

A Lightbox function enables users to display 2 images side-by-side on the LCD monitor, and enlarge them to confirm fine details. As a result, users can easily compare subtle differences in facial expression and focusing sharpness, enabling them to determine on the spot which image is better.

Level Gauge

The built-in dual axis sensor detects the levels in roll and pitch. The level gauge is indicated in the viewfinder, on the Control panel, Rear LCD monitor.

For Further Information, please contact

Olympus Imaging Corp. SLR Business Div. Marketing Support Dept.
Shinjuku Monolith-Bld., 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-4687 Fax:+81-3-6901-3608
Olympus Home Page: http://www.olympus.co.jp/en/
Olympus Imaging Home Page: http://asia.olympus-global.com/imsg/

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Notification with Respect to Dissolution of Subsidiary", as disclosed on October 31, 2008 (full translation)
(Exhibit B-1)

2. "Olympus Corporation Revises Forecast for the Fiscal Year ending March 31, 2009", as disclosed on November 6, 2008 (full translation)
(Exhibit B-2)

Press Releases:

1. Japanese press release dated October 1, 2008: The Company has produced the Olympus/WWF 2009 calendar, "Furaha / Africa's Warm Embrace", which features photographs by Mitsuaki Iwago of wildlife living freely and easily in East Africa.

2. Japanese press release dated October 1, 2008: The Company will commence the sale in Japan of the "FSX 100" box-type fluorescence imaging device from November 4, 2008. The "FSX 100" is equipped with a high performance objective lens and cameras which enable high-definition fluorescent microscopic imaging.

3. Japanese press release dated October 7, 2008: The Company will start providing images of the cultural assets of Osaka and national treasures from the Nara National Museum through "OADIS" (Olympus Artefactory Digital Imaging Service), the high quality stock photo sales site jointly operated by the Company and Artefactory Inc., from October 7, 2008.

4. Japanese press release dated October 8, 2008: The Company has won the "Good Design Award 2008" for six of its products – the "AU680" automatic biochemical analyzer, the "OME-9000" operation microscope, the "OLYMPUS Studio 2" image management and editing software, the "μ 850SW" compact digital camera, the "CAMEDIA SP-570UZ" compact digital camera, and the "LS-10" linear PCM recorder.

5. Japanese press release dated October 8, 2008: The Company will commence the sale in Japan of the "AU 480" compact biochemical auto-analyzer from October 2008. After Japan, the Company plans to launch the "AU 480" worldwide in Europe and the United States and Asia.

6. Japanese press release dated October 14, 2008: Olympus Medical Systems Corp. will be the first Japanese manufacturer to commence the sale of a capsule endoscope for the small intestine which has picture quality equivalent to that of an ordinary endoscope. The "Olympus Capsule System" will be made available for sale in Japan from October 15, 2008.

7. Japanese press release dated October 23, 2008: The Company will commence the domestic sale of "FLUOVIEW FV10i", a confocal scanning laser microscope which enables details of cells to be recorded in three dimensions and with high-resolution, on December 1, 2008.

8. Japanese press release dated October 30, 2008: Olympus Imaging Corp. will commence the sale of "*Kuraemon Goyoutashi 9*" series of construction photography management software on November 28, 2008. The software was developed in cooperating with NEC Soft, Ltd. and TriWorks Corp. JAPAN and will meet the latest proposed standards set by the government and other public offices, including the digital submission guidelines/proposed standards of the Ministry of Land, Infrastructure, Transport and Tourism of Japan.

9. Japanese press release dated November 5, 2008: Olympus Imaging Corp. will hold a promotional campaign from November 5, 2008 to January 12, 2009 in which customers who purchase "E-30", a new model of digital single-lens reflex camera can receive a 10,000 yen refund and the first 2,000 customers who make an advance purchase order for the "E-30" will also receive a free gift of a limited edition leather strap.

Exhibit B-1

[TRANSLATION]

October 31, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Kenichi Yano, General Manager of Public Relations and Investor Relations
(Tel: 03-3340-2111)

Notification with Respect to Dissolution of Subsidiary

Olympus Corporation ("Olympus") resolved at its meeting of the Board of Directors held on October 31, 2008 to dissolve two of its consolidated subsidiaries, *ACMI Japan Kabushiki Kaisha* ("ACMI Japan") and Gyrus Trustees Ltd.

I. *ACMI Japan Kabushiki Kaisha*

(1) Reason for dissolution

ACMI Japan became a consolidated subsidiary of Olympus through the acquisition of Gyrus Group PLC (current trade name: Gyrus Group Limited ("Gyrus")). Olympus has resolved to dissolve the company because it had already ceased to operate at the time Olympus acquired Gyrus and Olympus has no plans to manage the operation of its businesses.

(2) Outline of subsidiary to be dissolved

Trade name	*ACMI Japan Kabushiki Kaisha*
Main business	Import, export and sale of medical equipment
Date of incorporation	January 17, 2002
Address of head office	2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
Representative	Ayumu Matsushita
Paid-in capital	10 million yen
Shareholder (shareholding ratio)	ACMI International, Inc (100%) (ACMI International, Inc is a consolidated subsidiary of Olympus)

(3) Schedule of dissolution (scheduled)

October 31, 2008: Resolution of dissolution at the extraordinary general meeting of shareholders of ACMI Japan

January 2009: Completion of liquidation

II. Gyrus Trustees Ltd.

(1) Reason for dissolution

Gyrus Trustees Ltd. was established to manage the Gyrus Group UK employee stock option program and became a consolidated subsidiary of Olympus through its acquisition of Gyrus. Olympus has resolved to dissolve the company because settlement of all such stock options was completed at the end of July 2008.

(2) Outline of subsidiary to be dissolved

Trade name	Gyrus Trustees Ltd.
Main business	Management of the Gyrus Group employee stock option program in the UK
Date of incorporation	March 26, 1998
Address of head office	Fortran Road St Mellons Cardiff CF3 OLT UK
Representative	Heinz Jacqui
Paid-in capital	1000 GBP
Shareholder (shareholding ratio)	Gyrus Group Limited (100%) (Gyrus Group Limited is a consolidated subsidiary of Olympus)

(3) Schedule of dissolution (scheduled)

October 31, 2008:	Resolution of dissolution at Gyrus Trustees Ltd.
November, 2009:	Filing of liquidation application with the UK authorities
January, 2009:	Completion of liquidation

III. Outlook

The effects of the dissolution of the two subsidiaries on Olympus' consolidated and non-consolidated business results for the year ending March 31, 2009 will be minor.

(End of Exhibit B-1)

Exhibit B-2

[TRANSLATION]

November 6, 2008

For Immediate Release

Company Name: Olympus Corporation
(Stock Code: 7733, First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)
Name of Representative: Tsuyoshi Kikukawa, Representative Director and President
Direct your queries to: Hironobu Kawamata, General Manager of Accounting Department
(Tel: 03-3340-2111)

Olympus Corporation Revises Forecast for the Fiscal Year ending March 31, 2009

Olympus Corporation (the "Company") has revised its forecast as follows:

1. Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2009 (April 1, 2008 through March 31, 2009)

	Net Sales (¥ millions)	Operating Income (¥ millions)	Ordinary Income (¥ millions)	Net Income (¥ millions)	Net Income per share (¥)
Previous Forecast as of August, 2008 (A)	1,108,000	95,000	75,000	43,000	160.88
Revised Forecast as of November 6, 2008 (B)	1,055,000	73,000	56,000	19,000	71.10
Difference (B-A)	(53,000)	(22,000)	(19,000)	(24,000)	—
Difference (%)	(4.8%)	(23.2%)	(25.3%)	(55.8%)	—
(Reference) Results for the Fiscal Year Ended March 31, 2008	1,128,875	112,623	93,085	57,969	214.48

2. Reasons for the Revision

In consideration of the global economic slowdown triggered by the financial crisis in Europe and the United States and accompanying deterioration of the consumer market, and the rapid appreciation of the yen, among other factors, the Company has revised, as described above, its consolidated forecast for the fiscal year ending March 31, 2009 which the Company previously disclosed on August 1, 2008.

The Company has assumed that the exchange rate from the third quarter of the fiscal year ending March 31, 2009 will be as follows:

US$1 = 100 yen / €1 = 130 yen

These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of Olympus Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors.

(End of Exhibit B-2)

END